As filed with the Securities and Exchange Commission on March 28, 2013

Securities Act File No. 333-183555

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☐         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐           Pre-Effective Amendment No.

☒         Post-Effective Amendment No. 2

Main Street Capital Corporation

(Exact name of registrant as specified in charter)

1300 Post Oak Boulevard, Suite 800

Houston, TX 77056

(713) 350-6000

(Address and telephone number,

including area code, of principal executive offices)

Vincent D. Foster

President and Chief Executive Officer

Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Name and address of agent for service)

COPIES TO:

Jason B. Beauvais Senior Vice President, General Counsel, Chief Compliance Officer and Secretary Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, TX 77056	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, NW Washington, DC 20004-2415 Tel: (202) 383-0100 Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-183555) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 2 does not change the form of prospectus declared effective on October 19, 2012.  As permitted by Rule 462(d), this Post-Effective Amendment No. 2 shall become effective upon filing with the SEC.

PART C

Other Information

Item 25.  Financial Statements And Exhibits

(1)                                 Financial Statements

The following financial statements of Main Street Capital Corporation (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2)                                 Exhibits

(a)

Articles of Amendment and Restatement of the Registrant (previously filed as Exhibit (a) to Main Street Capital Corporation’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(b)	Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 3.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed on March 6, 2013 (File. No. 1-33723))
(c)	Not Applicable
(d)(1)

Form of Common Stock Certificate (previously filed as Exhibit (d) to Main Street Capital Corporation’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(d)(2)	Form of Subscription Certificate*
(d)(3)	Form of Subscription Agent Agreement*
(d)(4)	Form of Warrant Agreement*
(d)(5)	Form of Preferred Stock Certificate*
(d)(6)	Form of Indenture between Main Street Capital Corporation and The Bank of New York Mellon Trust Company, N.A.**
(d)(7)	Statement of Eligibility of Trustee on Form T-1***
(d)(8)	Form of First Supplemental Indenture relating to the 6.125% Senior Unsecured Notes due 2023, between Main Street Capital Corporation and The Bank of New York Mellon Trust Company, N.A.**
(d)(9)	Form of 6.125% Senior Unsecured Notes due 2023 (incorporated by reference to Exhibit (d)(8) filed herewith)**
(e)

Dividend Reinvestment Plan (previously filed as Exhibit 4.2 to Main Street Capital Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 21, 2008 (File. No. 1-33723))

(f)(1)

Main Street Mezzanine Fund, LP SBIC debentures guaranteed by the SBA (previously filed as Exhibit (f)(1) to Main Street Capital Corporation’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on June 22, 2007 (Reg. No. 333-142879))

(f)(2)

Main Street Capital II, LP SBIC debentures guaranteed by the SBA (see Exhibit (f)(1) to Pre-Effective Amendment No. 1 to Form N-2 of Main Street Capital Corporation filed with the SEC on June 22, 2007 for a substantially identical copy of the form of debentures)

(g)(1)

Investment Management/Advisory Agreement by and between Main Street Capital Partners, LLC, Main Street Capital II, LP and Main Street Capital II GP, LLC (previously filed as Exhibit (g)(2) to Main Street Capital Corporation’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on June 22, 2007 (Reg. No. 333-142879))

(g)(2)

Investment Sub-Advisory Agreement dated May 31, 2012 by and among HMS Adviser, LP, Main Street Capital Partners, LLC, Main Street Capital Corporation and HMS Income Fund, Inc. (previously filed as Exhibit (g)(2) to HMS Income Fund, Inc.’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on May 31, 2012 (Reg. No. 333-178548))

(h)(1)	Underwriting Agreement, dated March 26, 2013, between Main Street Capital Corporation and Keefe, Bruyette &

Woods, Inc. **
(i)(1)

Main Street Capital Corporation 2008 Equity Incentive Plan (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009 (File No. 1-33723))

(i)(2)

Main Street Capital Corporation 2008 Non-Employee Director Restricted Stock Plan (previously filed as Exhibit 4.5 to Main Street Capital Corporation’s Registration Statement on Form S-8 filed on June 20, 2008 (Reg. No. 333-151799))

(j)

Custodian Agreement (previously filed as Exhibit (j) to Main Street Capital Corporation’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)(1)

Form of Confidentiality and Non-Compete Agreement by and between the Registrant and Vincent D. Foster (previously filed as Exhibit (k)(12) to Main Street Capital Corporation’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)(2)

Form of Indemnification Agreement by and between the Registrant and each executive officer and director (previously filed as Exhibit (k)(13) to Main Street Capital Corporation’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)(3)

Amended and Restated Credit Agreement dated September 20, 2010 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed September 21, 2010 (File No. 1-33723))

(k)(4)

Amended and Restated General Security Agreement dated September 20, 2010 (previously filed as Exhibit 10.2 to Main Street Capital Corporation’s Current Report on Form 8-K filed September 21, 2010 (File No. 1-33723))

(k)(5)

Amended and Restated Custodial Agreement dated September 20, 2010 (previously filed as Exhibit 10.3 to Main Street Capital Corporation’s Current Report on Form 8-K filed September 21, 2010 (File No. 1-33723))

(k)(6)

Amended and Restated Equity Pledge Agreement dated September 20, 2010 (previously filed as Exhibit 10.4 to Main Street Capital Corporation’s Current Report on Form 8-K filed September 21, 2010 (File No. 1-33723))

(k)(7)

Supplement and Joinder Agreement to Amended and Restated Credit Agreement dated January 7, 2011 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed January 10, 2011 (File No. 1-33723))

(k)(8)

First Amendment to Amended and Restated Credit Agreement dated June 28, 2011 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed June 29, 2011 (File No. 1-33723))

(k)(9)

Second Amendment and Waiver to Amended and Restated Credit Agreement dated July 29, 2011 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Quarterly Report on Form 10-Q filed November 4, 2011 (File No. 1-33723))

(k)(10)

Third Amendment to Amended and Restated Credit Agreement and First Amendment to Amended and Restated Custodial Agreement dated November 21, 2011 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed November 22, 2011 (File No. 1-33723))

(k)(11)

Supplement and Joinder Agreement to Amended and Restated Credit Agreement dated December 30, 2011 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed December 30, 2011 (File No. 1-33723))

(k)(12)

Fourth Amendment to Amended and Restated Credit Agreement dated May 2, 2012 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed May 3, 2012 (File No. 1-33723))

(k)(13)

Supplement and Joinder Agreement to Amended and Restated Credit Agreement dated July 17, 2012 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed on July 18, 2012 (File No. 1-33723))

(k)(14)

Fifth Amendment to Amended and Restated Credit Agreement and First Amendment to each of the Security Agreement and the Pledge Agreement dated November 1, 2012 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed November 2, 2012 (File No. 1-33723))

(k)(15)	Sixth Amendment to Amended and Restated Credit Agreement dated March 25, 2013**
(k)(16)

Support Services Agreement effective as of October 2, 2007 by and between Main Street Capital Corporation and Main Street Capital Partners, LLC (previously filed as Exhibit (k)(16) to Main Street Capital Corporation’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on January 30, 2009 (Reg. No. 333-155806))

(l)(1)	Opinion and Consent of Counsel***
(l)(2)	Opinion and Consent of Counsel**
(m)	Not Applicable
(n)(1)	Consent of Grant Thornton LLP regarding Main Street Capital Corporation***
(n)(2)

Report of Grant Thornton LLP regarding the senior security table contained herein (previously filed as Exhibit (n)(2) to Main Street Capital Corporation’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on April 3, 2012 (Reg. No. 333-173674))

(n)(3)	Consent of Grant Thornton LLP regarding Main Street Capital Corporation**
(r)

Code of Ethics (previously filed as Exhibit (r) to Main Street Capital Corporation’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(s)	Power of Attorney***

99.1	Statement of Computation of Ratios of Earnings to Fixed Charges***
99.2

Code of Business Conduct and Ethics (previously filed as Exhibit 14.1 to Main Street Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed on August 3, 2012 (File No. 1-33723))

99.3	Form of Preliminary Prospectus Supplement for Common Stock Offerings***
99.4	Form of Preliminary Prospectus Supplement for Preferred Stock Offerings***
99.5	Form of Preliminary Prospectus Supplement for Warrant Offerings***
99.6	Form of Preliminary Prospectus Supplement for Rights Offerings***
99.7	Form of Preliminary Prospectus Supplement for Debt Securities Offerings***
99.8	Form of Preliminary Prospectus Supplement for Unit Offerings***

*                                         To be filed by pre- or post-effective amendment, if applicable.

**                                  Filed herewith.

***                           Previously filed as an exhibit to this registration statement.

Item 26.  Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.  Other Expenses Of Issuance And Distribution

SEC registration fee	$98,220
New York Stock Exchange additional listing fee	100,000	*
FINRA filing fee	75,500
Accounting fees and expenses	190,000	*
Legal fees and expenses	200,000	*
Printing and engraving	130,000	*
Miscellaneous fees and expenses	20,000	*
Total	$813,720

*                                         Estimated for filing purposes.

All of the expenses set forth above shall be borne by the Registrant.

Item 28.  Persons Controlled By Or Under Common Control

•                  Main Street Mezzanine Fund, LP—a Delaware limited partnership

•                  Main Street Mezzanine Management, LLC—a Delaware limited liability company

•                  Main Street Capital Partners, LLC—a Delaware limited liability company

•                  Main Street Equity Interests, Inc.—a Delaware corporation

•                  Main Street Capital II, LP—a Delaware limited partnership

•                  Main Street Capital II GP, LLC—a Delaware limited liability company

•                  MSCII Equity Interests, LLC—a Delaware limited liability company

In addition, Main Street Capital Corporation may be deemed to control certain portfolio companies. For a more detailed discussion of these entities, see “Portfolio Companies” in the prospectus.

Item 29.  Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at March 26, 2013.

Title of Class	Number of Record Holders
Common Stock, $0.01 par value	206

Item 30.  Indemnification

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contain such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

Our articles of incorporation require us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to a proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our bylaws also require that, to the maximum extent permitted by Maryland law, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.

Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of his or her service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In addition, we have entered into Indemnity Agreements with our directors and executive officers. The form of Indemnity Agreement entered into with each director and officer was previously filed with the Commission as Exhibit (k)(13) to our Registration Statement on Form N-2 (Reg. No. 333-142879). The Indemnity Agreements generally provide that we will, to the extent specified in the agreements and to the fullest extent permitted by the 1940 Act and Maryland law as in effect on the day the agreement is executed, indemnify and advance expenses to each indemnitee that is, or is threatened to be made, a party to or a witness in any civil, criminal or administrative proceeding. We will indemnify the indemnitee against all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with any such proceeding unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit, or (iii) in the case of a criminal proceeding, the indemnitee had reasonable cause to believe his conduct was unlawful. Additionally, for so long as the we are subject to the 1940 Act, no advancement of expenses will be made until (i) the indemnitee provides a security for his undertaking, (ii) we are insured against losses arising by reason of any lawful advances, or (iii) the majority of a quorum of our disinterested directors, or independent counsel in a written opinion, determine based on a review of readily available facts that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification. The Indemnity Agreements also provide that if the indemnification rights provided for therein are unavailable for any reason, we will pay, in the first instance, the entire amount incurred by the indemnitee in connection with any covered proceeding and waive and relinquish any right of contribution we may have against the indemnitee. The rights provided by the Indemnity Agreements are in addition to any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled under applicable law, our articles of incorporation, our bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment or repeal of the Indemnity Agreements will limit or restrict any right of the indemnitee in respect of any action taken or omitted by the indemnitee prior to such amendment or repeal. The Indemnity Agreements will terminate upon the later of (i) ten years after the date the indemnitee has ceased to serve as our director or officer, or (ii) one year after the final termination of any proceeding for which the indemnitee is granted rights of indemnification or advancement of expenses or which is brought by the indemnitee. The above description of the Indemnity Agreements is subject to, and is qualified in its entirety by reference to, all the provisions of the form of Indemnity Agreement, previously filed with the Commission as Exhibit (k)(13) to our Registration Statement on Form N-2 (Reg. No. 333-142879).

We have obtained primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Item 31.  Business And Other Connections Of Investment Adviser

Not Applicable

Item 32.  Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the Registrant’s offices at 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056. In addition, our securities are held under custody agreements by Amegy Bank National Association, whose address is 1221 McKinney Street Level P-1 Houston, Texas 77010, and Branch Banking and Trust Company, whose address is 5130 Parkway Plaza Boulevard, Charlotte, North Carolina 28217.

Item 33.  Management Services

Not Applicable

Item 34.  Undertakings

1.             We hereby undertake to suspend any offering of shares until the prospectus is amended if (1) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.

2.                                      We hereby undertake:

a.                                      to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)                                 to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)                                 to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(3)                                 to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

b.                                      for the purpose of determining any liability under the 1933 Act, that each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.                                       to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.                                      for the purpose of determining liability under the 1933 Act to any purchaser, that if we are subject to Rule 430C under the 1933 Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.                                       for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)                                 any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)                                 the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

(3)                                 any other communication that is an offer in the offering made by us to the purchaser.

f.                                        to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.

g.                                       insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons, that we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we undertake, unless in the opinion of our counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

h.                                      to not sell shares of common stock under a prospectus supplement to the registration statement (the “current registration statement”) if the cumulative dilution to our NAV per share (as calculated in the manner set forth in the dilution table contained in the prospectus) from offerings under the current registration statement exceeds 15%. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. If we file a post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 28, 2013.

MAIN STREET CAPITAL CORPORATION

By:	/s/ VINCENT D. FOSTER
Vincent D. Foster
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ VINCENT D. FOSTER	Chairman, President and Chief Executive Officer
Vincent D. Foster	(principal executive officer)	March 28, 2013

/s/ TODD A. REPPERT
Todd A. Reppert	Executive Vice Chairman and Director	March 28, 2013

/s/ DWAYNE L. HYZAK	Chief Financial Officer, Senior Managing Director
Dwayne L. Hyzak	and Treasurer (principal financial officer)	March 28, 2013

/s/ SHANNON D. MARTIN	Vice President and Chief Accounting Officer
Shannon D. Martin	(principal accounting officer)	March 28, 2013

*
Michael Appling Jr.	Director	March 28, 2013

*
Joseph E. Canon	Director	March 28, 2013

*
Arthur L. French	Director	March 28, 2013

*
J. Kevin Griffin	Director	March 28, 2013

*By:	/s/ VINCENT D. FOSTER
Vincent D. Foster
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

(d)(6)	Form of Indenture between Main Street Capital Corporation and The Bank of New York Mellon Trust Company, N.A.
(d)(8)	Form of First Supplemental Indenture relating to the 6.125% Senior Unsecured Notes due 2023, between Main Street Capital Corporation and The Bank of New York Mellon Trust Company, N.A.
(d)(9)	Form of 6.125% Senior Unsecured Notes due 2023 (incorporated by reference to Exhibit (d)(8) filed herewith)
(h)(1)	Underwriting Agreement, dated March 26, 2013, between Main Street Capital Corporation and Keefe, Bruyette & Woods, Inc.
(k)(15)	Sixth Amendment to Amended and Restated Credit Agreement dated March 25, 2013
(l)(2)	Opinion and Consent of Counsel
(n)(3)	Consent of Grant Thornton LLP regarding Main Street Capital Corporation